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17017798

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANDAAS & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 EAST WISCONSIN AVENUE, SUITE 2000
(No. and Street)

MILWAUKEE	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN D. KILB — 414-223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE LLP
(Name – *if individual, state last, first, middle name*)

777 EAST WISCONSIN AVE., 32ND FLOOR	MILWAUKEE	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN D. KILB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANDAAS & COMPANY, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

EXECUTIVE VICE-PRESIDENT & CHIEF OPERATING OFFICER

Title



Notary Public


NOTARY PUBLIC
JEAN C
BALEY
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	801,461
Deposit with clearing broker/dealer		100,000
Trading securities		20,803
Accounts receivable		7,298
Commissions receivable		821
Furniture and equipment, net		53,506
Prepaid expenses		107,369
TOTAL ASSETS	$	1,091,258

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	117,105
Accrued compensation and benefits		530,997
Deferred rent payable		61,503
Total Liabilities		709,605
STOCKHOLDER'S EQUITY		
Capital stock, $1 par value, 56,000 shares authorized, 1,000 shares issued and outstanding		1,000
Retained eamings		380,653
Total Stockholder's Equity		381,653
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,091,258

See accompanying notes to financial statements.

LANDAAS & COMPANY
Milwaukee, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2016

LANDAAS & COMPANY

TABLE OF CONTENTS


BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
United States of America

T: +1 414 777 5500
F: +1 414 777 5555

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Landaas & Company identified the following provision of 17 C.F.R. § 15c3-3(k) under which Landaas & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Landaas & Company stated that Landaas & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Landaas & Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Landaas & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 3, 2017

LANDAAS & COMPANY
INVESTMENTS

411 East Wisconsin Avenue, 20th Floor
Milwaukee, WI 53202
(414) 223-1099 • (800) 236-1096
Fax (414) 223-4685
www.landaas.com

Member FINRA and SIPC

February 3, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

MANAGEMENTS' REPORT ON
EXEMPTION FROM RULE 15c3-3 OF
THE SECURITIES EXCHANGE ACT OF 1934

To Whom It May Concern:

Landaas & Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3 3 of the Securities and Exchange Act of 1934 (the "1934 Act") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the 1934 Act, as are customarily made and kept by a clearing broker or dealer.

Landaas & Company met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2016 through December 31, 2016 without exception.

Sincerely,



Brian D. Kilb
Executive Vice President and Chief Operating Officer